August 4, 2009

By EDGAR and Hand Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention: Mr. Jeffrey Riedler,
Assistant Director

Re: Principal Financial Group, Inc.
Definitive Proxy Statement
Filed on April 8, 2009
File No. 001-16725

Dear Mr. Riedler:

This confirms our telephone conversation today, August 4, concerning the proposed submission date for Principal Financial Group, Inc.’s response to the Staff’s comments in its letter dated July 22, 2009 (the “Comment Letter”), addressed to Terrance J. Lillis, Senior
Vice President and Chief Financial Officer of the company, concerning the above-
referenced proxy statement.

The Comment Letter requests the company to respond within ten business days, or in the alternative, to inform the Staff when the company will provide a response. As discussed, the company plans to provide its response no later than August 21, 2009.

Please let me know if your understanding of our agreement is inconsistent with what I have described. Please call me if you have any questions or comments.

Sincerely,

/s/ Patrick A. Kirchner

Patrick A. Kirchner
Assistant General Counsel
Voice: 515-235-9417
Facsimile: 515-248-3011
Kirchner.Patrick@principal.com

cc:	Jennifer Riegel (Securities and Exchange Commission)